Exhibit 99.1

  Nexxen Reports Results for the First Quarter Ended March 31, 2024

Generated record Q1 programmatic revenue, 34% year-over-year Adjusted EBITDA growth, and $37.7 million net cash from operating activities

Reaffirming full year 2024 Contribution ex-TAC and Adjusted EBITDA guidance

Completed $20 million Ordinary share repurchase program and launched additional $50 million program

Strengthened balance sheet through repayment of outstanding $100 million long-term debt

NEW YORK, May 20, 2024 -- Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announced today its financial results for the first quarter ended March 31, 2024.

Financial Summary

•
Contribution ex-TAC: Generated Contribution ex-TAC of $69.7 million in Q1 2024, reflecting a 4% organic increase from $66.9 million in Q1 2023. Contribution ex-TAC growth was driven by strength in programmatic revenue, display, mobile video, audio, data products, and PMPs, partially offset by a decline in CTV revenue.

•
Programmatic Revenue: Programmatic revenue was $65.6 million in Q1 2024, reflecting a 5% organic increase from $62.5 million in Q1 2023, as well as a Q1 record. Programmatic revenue growth was driven by year-over-year increases in programmatic display, and mobile and desktop video revenue.

•
CTV Revenue: CTV revenue was $18.8 million in Q1 2024, reflecting an 11% decrease from $21.3 million in Q1 2023. CTV revenue in Q1 2024 remained impacted by reduced CTV advertising activity from some of Nexxen’s largest small and mid-sized agency customers, who continued to opt for the Company’s lower-cost programmatic display and mobile and desktop video solutions. The Company, however, has observed sequential CTV revenue growth to this point in Q2 2024 from the same point in Q1 2024, driven by improving market conditions and its partnership with Alphonso Inc. and LG Electronics, Inc. beginning to accelerate.

•
CTV and Programmatic Revenue Percentages: CTV revenue in Q1 2024 represented 29% of programmatic revenue, compared to 34% in Q1 2023. Programmatic revenue increased to 88% of revenue in Q1 2024 compared to 87% in Q1 2023.

•	Adjusted EBITDA: Generated Adjusted EBITDA of $11.9 million in Q1 2024, a 34% increase from $8.9 million in Q1 2023.

•
Adjusted EBITDA Margins: Achieved a 17% Adjusted EBITDA Margin on a Contribution ex-TAC basis, and 16% on a revenue basis, in Q1 2024, compared to 13% on a Contribution ex-TAC basis, and 12% on a revenue basis in Q1 2023.

•
Video Revenue: Video revenue continued to represent a majority of the Company’s programmatic revenue at 66% in Q1 2024 compared to 75% in Q1 2023. Despite the year-over-year decrease, driven by a combination of increased programmatic display, reduced CTV, and increased programmatic revenue, the Company believes its video revenue percentage remains above the industry average and that it is positioned to drive long-term video revenue growth.

•
Liquidity Resources: As of March 31, 2024, the Company had net cash of $144.9 million, consisting of cash and cash equivalents of $244.9 million, offset by approximately $100.0 million in principal long-term debt, as well as $80 million undrawn on its revolving credit facility. On April 9, 2024, the Company fully repaid its approximately $100 million outstanding principal long-term debt balance which expanded the undrawn amount on its revolving credit facility from $80 million to $90 million. The Company intends to prioritize capital allocation on share repurchases, strategic internal growth and innovation investments and initiatives, and ongoing business needs.

“In Q1 2024, we completed our rebrand, enhanced our data suite with premium on-the-go streaming data, and expanded our TV partnerships, now boasting strong relationships with all the world’s major CTV OEMs. Positioned as a go-to strategic partner at the forefront of the TV and video AdTech ecosystems, Nexxen is poised to capitalize on a growing opportunity in an improving market,” said Ofer Druker, CEO of Nexxen. “We also recently introduced our innovative Nexxen Data Platform, enabling better data monetization, forged exciting new partnerships with industry leaders, and boosted spending and product adoption among our largest clients. These achievements, combined with our visibility into the remainder of the year, enable us to confidently reaffirm our full year guidance.”

Operational Highlights

•	Completed rebrand to Nexxen, enabling the Company to drive large multi-solution end-to-end partnerships with the industry’s major players
o	Changed the Company’s parent name to Nexxen International Ltd. and its stock tickers from “TRMR” to “NEXN” in January 2024.
o	The rebranding has enhanced the sales team’s ability to seamlessly package multiple solutions for customers and prospects and driven greater industry recognition.

•
Expanded CTV partnerships, resulting in Nexxen having strong relationships with all the world’s major CTV OEMs, and enhanced TV Intelligence with access to premium on-the-go streaming data via exclusive PeerLogix partnership

o
Reached an agreement, and launched a three-year strategic partnership with Alphonso Inc. and LG Electronics, Inc. The agreement included a cash prepayment and, through the partnership, advertisers transacting programmatically through Nexxen’s platform gained access to a portion of LG’s premium CTV inventory. Nexxen is also providing Alphonso the rights to utilize the Company’s discovery and segmentation tools.

o
Nexxen recently partnered with Roku, the number one TV streaming platform in the U.S. by hours streamed, further expanding the Company’s reach and relationships in the CTV and streaming space. Nexxen has directly integrated with Roku, providing its customers access to premium supply in the Roku Channel.

o
Expanded strategic partnership with TCL FFALCON (“TCL”) beyond access to CTV and OTT supply in the TCL Channel, to also include exclusively selling TCL’s native display inventory as a preferred supply partner.

o
Entered an exclusive partnership with PeerLogix, bolstering the Company’s TV Intelligence solution with premium on-the-go streaming viewership data critical to enabling a holistic view of audiences for advertisers across the fragmented digital media and streaming landscape.

•	Generated greater international TV Intelligence momentum, growing adoption in the U.K., and launching in Australia, with further major international market expansion expected later in 2024
o	The Company generated increased TV Intelligence adoption in the U.K. during Q1 2024 after launching the solution in Q4 2023.
o
Recently launched TV Intelligence in Australia which is generating strong initial demand. The Company believes the launch further differentiates its platform with Australian customers given Nexxen’s strong and growing reach in that market.

o	Nexxen plans to launch TV Intelligence in additional major markets, including Canada, later in 2024, enhancing and expanding the Company’s international CTV growth opportunity.
o
Nexxen’s international TV Intelligence momentum is being supported by VIDAA’s growing global reach. VIDAA, the primary CTV operating system for Hisense (and a subsidiary of Hisense), surpassed a reach of over 25 million CTVs in late 2023, and was the fastest growing major smart TV operating system globally in 2023, after growing shipments 23%. Nexxen has global ACR data exclusivity on VIDAA-powered smart TVs until at least the end of 2026.

•	Enhanced the strength, versatility, and usability of the Company’s suite of data offerings through the launch of Nexxen Data Platform, enabling robust data monetization opportunities
o	Recently launched Nexxen Data Platform, building and expanding upon Nexxen’s proprietary data management platform (“DMP”), Nexxen Discovery and TV Intelligence assets.
o
The platform brings together data from several sources including first-party data from Nexxen clients, exclusive Nexxen data assets such as global ACR data from VIDAA and streaming data from PeerLogix, and multiple third-party sources, in a secure and privacy compliant manner.

o
Customers can leverage Nexxen Data Platform to onboard and enrich their own first-party data through Nexxen’s suite of data solutions, enabling better planning, more targeted campaigns, and expanded reach to seamlessly activate in campaigns.

o
The launch positions Nexxen to monetize its suite of data solutions more effectively through licensing, media network, and reseller agreements, each of which can drive incremental SaaS revenue, reflecting significant long-term high-margin growth opportunities.

o
The Company is also launching its proprietary Nexxen unified identity graph solution. The solution will be accessible through Nexxen Data Platform and will combine and deduplicate multiple identifiers into a merged graph. This will enable increased scale, frequency capping, and better targeting and attribution at the person and household level, while serving as a centerpiece for helping customers address changes in privacy and identity, including cookie deprecation.

o
Nexxen Data Platform has already been adopted by key partners, including Stagwell, and the Company is currently in discussions with several other potential partners regarding usage of the platform and the licensing of Nexxen’s data.

•	Entered into strategic partnership with Stagwell
o
In an important partnership for Nexxen, brand clients of the Stagwell Marketing Cloud will be able to leverage Nexxen Data Platform, specifically Nexxen’s proprietary identity graph and Stagwell’s clean room capabilities, to gain deeper insights into audiences, enhance engagement, and effectively maximize campaign results through compliant, unified, and comprehensive views of audiences across touchpoints and devices.

o	Through the partnership, audiences will be securely activated in campaigns through Nexxen’s end-to-end platform.

•	Added a substantial number of new buy- and sell-side customers in Q1 2024, while generating increased spending and product adoption amongst some of the Company’s largest clients
o
Added 88 new actively-spending first-time advertiser customers to Nexxen DSP in Q1 2024 across several industry verticals including travel and transportation, food and beverage, finance, and government, as well as others. This figure included 7 new enterprise self-service advertiser customers and two new independent agencies leveraging the Company in a self-service capacity.

o	Nexxen SSP added 54 new supply partners, including 47 in the U.S., across several verticals and formats including CTV, mobile app and gaming, display, and online video.

Share Repurchase Program Updates

Completed $20 Million Ordinary Share Repurchase Program

o	Nexxen repurchased 6,225,844 Ordinary shares during Q1 2024 at an average price of 203.36 pence, reflecting a total investment of £12.7 million, or $16.1 million.
o
The Company announced the completion of its $20 million Ordinary Share repurchase program on April 25, 2024. Through the $20 million Ordinary share repurchase program, the Company repurchased 7,641,797 Ordinary Shares at an average price of 206.28 pence.

o
From March 1, 2022 through April 25, 2024, the Company invested approximately $115 million in 27,054,443 Ordinary shares, repurchasing approximately 17.5% of shares outstanding, underscoring Nexxen’s commitment to shareholder friendly capital allocation and maintaining a prudent balance sheet.

Launched New $50 Million Ordinary Share Repurchase Program

o
The Company launched a new $50 million Ordinary Share repurchase program on May 7, 2024, following approval from its Lenders which will continue until the earlier of November 1, 2024 and the date the program is completed. The program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law.

o
Upon completion of the current share repurchase program, the Company’s Board of Directors intends to evaluate the potential for an additional share repurchase program, subject to then current market conditions and necessary approvals.

Financial Guidance

o	Nexxen reaffirms its previous financial guidance for the full year 2024:

•	Full year 2024 Contribution ex-TAC in a range of approximately $340 - $345 million
•	Full year 2024 Adjusted EBITDA of approximately $100 million
•	Full year 2024 programmatic revenue to reflect approximately 90% of full year 2024 revenue

o
Although spending by select small- and mid-sized agency customers remained cautious in Q1 2024, management has observed a gradual easing of macroeconomic headwinds and uncertainty, and an increase in budgets and spending thus far in Q2 2024 and expects advertising demand to increase throughout the remainder of the year, particularly in H2 2024 around events such as the 2024 U.S. election cycle.

o
Management is encouraged by macroeconomic improvement driving increased budgets among its largest customers, as well as the Company’s success generating new partnerships with major industry players and expanding its roster of customers which leverage multiple self-service enterprise solutions and transact end-to-end across Nexxen’s platform.

o
As a result of the Company’s differentiated and unique CTV and streaming data partnerships and offerings, alongside improving market conditions, and its partnership with Alphonso Inc. and LG Electronics, Inc. beginning to scale, management now expects sequential CTV revenue growth in Q2 2024 vs. Q1 2024 and maintains confidence in achieving CTV revenue growth in full year 2024 compared to full year 2023, with acceleration expected in H2 2024. Management also believes the launch of Nexxen Data Platform strongly positions the Company to achieve data licensing revenue growth in full year 2024 vs. full year 2023.

o
Management continues to anticipate Adjusted EBITDA growth and Adjusted EBITDA Margin expansion in full year 2024 compared to full year 2023, amidst the expectation for increased Contribution ex-TAC, as the Company’s model provides significant operating leverage, enabling most of the anticipated increase in Contribution ex-TAC to translate to Adjusted EBITDA.

First Quarter 2024 Financial Highlights ($ in millions, except per share amounts)

	Three months ended March 31
	2024	2023	%
IFRS highlights
Revenues	74.4	71.7	4%
Programmatic revenue	65.6	62.5	5%
Operating loss	(6.6)	(15.2)	57%

Net loss margin on a gross profit basis	(14%)	(41%)

Total comprehensive loss	(7.3)	(17.3)	58%
Diluted loss per share	(0.05)	(0.12)	61%

Non-IFRS highlights
Contribution ex-TAC	69.7	66.9	4%

Adjusted EBITDA	11.9	8.9	34%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	17%	13%

Non-IFRS net income (loss)	1.2	(5.0)	123%
Non-IFRS diluted earnings (loss) per share	0.01	(0.03)	123%

First Quarter 2024 Financial Results Webcast and Conference Call Details

•	Nexxen International First Quarter Ended March 31, 2024 Earnings Webcast and Conference Call
•	May 20, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM BST
•	Webcast Link: https://edge.media-server.com/mmc/p/kehztdpg
•	Participant Dial-In Numbers:
o	U.S. / Canada Participant Toll-Free Dial-In Number: (800) 715-9871
o	U.K. Participant Toll-Free Dial-In Number: +44 800 260 6466
o	International Participant Toll-Free Dial-In Number: (646) 307-1963
o	Conference ID: 3531937

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income (Loss), and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Loss to Adjusted EBITDA," and "Reconciliation of Net Loss to Non-IFRS Net Income (Loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, financial expenses (income), net, tax expenses (benefits), depreciation and amortization, and stock-based compensation. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation and amortization of acquired intangible assets, and also considers the tax effects of Non-IFRS adjustments. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2024 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the U.S. and international markets in 2024 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to Video revenue; the potential negative impact of ongoing macroeconomic headwinds and uncertainty that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2024 and beyond; the Company’s plans with respect to its cash reserves; its continued focus in 2024 on expanding its base of end-to-end customers, growing data licensing revenue and expanding its streaming, TV, and agency partnerships to drive growth and increased profitability; the expectation of launching its TV Intelligence solution in additional major international markets in 2024, enhancing and expanding the Company’s international CTV growth opportunity; the anticipated benefits from the Company’s strategic partnership with Stagwell; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits of the rebranding of the Tremor group to Nexxen, and the Company’s plans with respect thereto, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Nexxen’s business, customers, and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Total Comprehensive Loss to Adjusted EBITDA

	Three months ended March 31
	2024	2023	%
($ in thousands)
Total comprehensive loss	(7,286)	(17,289)	58%
Foreign currency translation differences for foreign operation	412	(620)
Tax expenses (benefits)	(225)	3,461
Financial expenses (income), net	545	(758)
Depreciation and amortization	15,793	16,989
Stock-based compensation	2,634	7,074
Adjusted EBITDA	11,873	8,857	34%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended March 31
	2024	2023	%
($ in thousands)
Revenues	74,432	71,737	4%
Cost of revenues (exclusive of depreciation and amortization)	(14,538)	(16,097)
Depreciation and amortization attributable to Cost of Revenues	(11,766)	(11,927)
Gross profit (IFRS)	48,128	43,713	10%
Depreciation and amortization attributable to Cost of Revenues	11,766	11,927
Cost of revenues (exclusive of depreciation and amortization)	14,538	16,097
Performance media cost	(4,750)	(4,881)
Contribution ex-TAC (Non-IFRS)	69,682	66,856	4%

Reconciliation of Net Loss to Non-IFRS Net Income (Loss)

	Three months ended March 31
	2024	2023	%
($ in thousands)
Net loss	(6,874)	(17,909)	62%
Amortization of acquired intangibles	7,057	7,643
Stock-based compensation expense	2,634	7,074
Tax effect of Non-IFRS adjustments (1)	(1,645)	(1,820)
Non-IFRS income (loss)	1,172	(5,012)	123%

Weighted average shares outstanding—diluted (in millions) (2)	144.5	143.4

Non-IFRS diluted earnings (loss) per share (in USD)	0.01	(0.03)	123%

(1)	Non-IFRS income (loss) includes the estimated tax impact from the expense items reconciling between net loss and non-IFRS income (loss)
(2)	Non-IFRS earnings (loss) per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31	December 31
	2024	2023
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	244,937	234,308
Trade receivables, net	155,509	201,973
Other receivables	8,788	8,293
Current tax assets	7,372	7,010

TOTAL CURRENT ASSETS	416,606	451,584

Fixed assets, net	18,977	21,401
Right-of-use assets	31,244	31,900
Intangible assets, net	355,406	362,000
Deferred tax assets	14,218	12,393
Investment in shares	25,000	25,000
Other long-term assets	767	525

TOTAL NON-CURRENT ASSETS	445,612	453,219

TOTAL ASSETS	862,218	904,803

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	12,295	12,106
Trade payables	148,764	183,296
Other payables	40,671	29,098
Bank loan	99,203	-
Current tax liabilities	6,367	4,937

TOTAL CURRENT LIABILITIES	307,300	229,437

Employee benefits	228	237
Long-term lease liabilities	23,808	24,955
Long-term debt	-	99,072
Other long-term liabilities	7,204	6,800
Deferred tax liabilities	657	754

TOTAL NON-CURRENT LIABILITIES	31,897	131,818

TOTAL LIABILITIES	339,197	361,255

SHAREHOLDERS’ EQUITY:
Share capital	402	417
Share premium	397,337	410,563
Other comprehensive loss	(2,853)	(2,441)
Retained earnings	128,135	135,009

TOTAL SHAREHOLDERS’ EQUITY	523,021	543,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	862,218	904,803

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE LOSS

(Unaudited)

	Three months ended March 31
	2024	2023
	USD thousands

Revenues	74,432	71,737

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	14,538	16,097

Research and development expenses	12,381	13,247
Selling and marketing expenses	27,134	28,574
General and administrative expenses	11,140	12,036
Depreciation and amortization	15,793	16,989

Total operating costs	66,448	70,846

Operating loss	6,554	15,206

Financing income	(2,425)	(2,927)
Financing expenses	2,970	2,169

Financing expenses (income), net	545	(758)

Loss before taxes on income	7,099	14,448

Tax expenses (benefits)	(225)	3,461

Loss for the period	6,874	17,909

Other comprehensive loss (income) items:
Foreign currency translation differences for foreign operation	412	(620)

Total other comprehensive loss (income) for the period	412	(620)

Total comprehensive loss for the period	7,286	17,289

Loss per share
Basic loss per share (in USD)	0.05	0.12
Diluted loss per share (in USD)	0.05	0.12

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive loss for the period
Loss for the period	-	-	-	(6,874)	(6,874)
Other comprehensive loss:
Foreign currency translation	-	-	(412)	-	(412)

Total comprehensive loss for the period	-	-	(412)	(6,874)	(7,286)

Transactions with owners, recognized directly in equity
Own shares acquired	(17)	(16,075)	-	-	(16,092)
Share based payments	-	2,660	-	-	2,660
Exercise of share options	2	189	-	-	191

Balance as of March 31, 2024	402	397,337	(2,853)	128,135	523,021

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total comprehensive loss for the period
Loss for the period	-	-	-	(17,909)	(17,909)
Other comprehensive income:
Foreign currency translation	-	-	620	-	620

Total comprehensive income (loss) for the period	-	-	620	(17,909)	(17,289)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based payments	-	7,042	-	-	7,042
Exercise of share options	2	129	-	-	131

Balance as of March 31, 2023	408	398,937	(5,181)	138,587	532,751

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31
	2024	2023
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(6,874)	(17,909)
Adjustments for:
Depreciation and amortization	15,793	16,989
Net financing expense (income)	430	(858)
Loss (gain) on leases modification	(4)	-
Share-based compensation and restricted shares	2,634	7,074
Tax expenses (benefits)	(225)	3,461

Change in trade and other receivables	45,684	68,576
Change in trade and other payables	(19,361)	(84,270)
Change in employee benefits	(7)	2
Income taxes received	453	159
Income taxes paid	(433)	(2,034)
Interest received	1,961	2,883
Interest paid	(2,325)	(1,959)

Net cash provided by (used in) operating activities	37,726	(7,886)

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(27)	634
Payments on finance lease receivable	443	277
Acquisition of fixed assets	(2,719)	(2,015)
Acquisition and capitalization of intangible assets	(3,618)	(4,349)
Repayment of loan	27	-

Net cash used in investing activities	(5,894)	(5,453)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(15,970)	(8,952)
Proceeds from exercise of share options	191	131
Leases repayment	(4,027)	(4,504)
Net cash used in financing activities	(19,806)	(13,325)

Net increase (decrease) in cash and cash equivalents	12,026	(26,664)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	234,308	217,500

EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(1,397)	(349)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	244,937	190,487